
May 7, 2014

<u>Via E-mail</u>
Guohua Ku
Chief Executive Officer
China Recycling Energy Corporation
12/F, Tower A
Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi'an City, Shaanxi Province
China 710068

> **Re: China Recycling Energy Corporation**
> **Registration Statement on Form S-3**
> **Filed March 10, 2014**
> **Response dated April 25, 2014**
> **File No. 333-194470**

Dear Mr. Ku:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated April 3, 2014. The issues raised in such comment apply to the lease agreement filed as Exhibit 10.2 to the Form 8-K filed on September 16, 2014, as well. Please advise.

Exhibit 5.1

2. We note your response to comment 3 in our letter dated April 3, 2014, including your belief that the language that the opinion "is provided for use solely in connection with the resale of the Common Stock covered by the Registrant Statement" should be interpreted

as allowing investors to rely on Counsel's opinion.  While this language appears to appropriately limit the purpose for which the opinion may be used, it does not appear to speak as to a person or a class of persons.  However, the language that the opinion "may not be furnished to, quoted from or relied upon by any other person, firm or corporation" appears to inappropriately limit the persons that may rely on the opinion to the addressee of the opinion (your board of directors).  Accordingly, we re-issue this comment.

You may contact Scott M. Anderegg, Staff Attorney, at (202) 551-3342, Lilyanna Peyser, Legal Branch Chief, at (202) 551-3222, or me at (202) 551-3720 with any other questions with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara Ransom
Assistant Director